October 19, 2007

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2007
Filed August 2, 2007
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 19, 2007, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2007 (the “2007 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.	Your current disclosure indicates that revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable. To aid investor understanding, expand your disclosure to identify all of the authoritative literature (e.g. SOP 97-2, EITF 00-21 and SAB 104) that you have relied on in developing your revenue recognition policies for each product group or segment including your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

Response:

We will revise to expand our revenue recognition policy disclosures in the footnote to the consolidated financial statements in our future filings as follows:

Revenue Recognition

We derive revenue from primarily three sources: (i) product revenue, which includes package software and other products, gaming machines and related casino management systems, and LCDs for pachinko machines; (ii) membership fee revenue from fitness club members; and (iii) sales and subscription fee revenue from mobile game contents.

For those sources that do not involve delivery of software or multiple elements, we recognize revenue in accordance with SAB 104, which requires the criteria outlined below to be met:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides an advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

For mobile game contents, we enter into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. We recognize as revenues the amount the mobile phone carrier pays to us upon the sale of our game contents, net of any service or other fees earned and deducted by the carrier.

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. We recognize revenue from our product sales upon delivery and acceptance, which is the timing the rights and risks are transferred to a customer. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. We maintain detailed listings of software titles in the distribution channel, closely monitor their movements, and are able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month.

Revenues from mobile game contents are derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to us. We have a collection risk for our accounts receivable except for certain mobile phone carriers. The carriers generally report the final sales data to us within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, we estimate our revenues based on sales data available from the server in which game contents are housed, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

The Price is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for fitness clubs is fixed at the time of admission of the member. Also, monthly subscription fees for mobile game contents are based on a fixed rate per end customer subscriber.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our fitness clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance. In addition, for our mobile game contents, we have a collection risk for our accounts receivable except for certain mobile phone carriers.

Revenues from our casino management systems that are a part of our Gaming & System Segment are recognized in accordance with SOP 97-2 as they involve delivery and installation of the system software. As the software is essential to the functionality of the hardware, the delivery of hardware and software is included within the scope of SOP 97-2. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers.

For those sources that involve delivery of multiple elements, the company applies the recognition criteria under EITF No. 00-21. Specifically, deliverables are divided into separate units of accounting if:

(1)	Each item has value to the customer on a stand alone basis,

(2)	we have objective and reliable evidence of the fair value of the undelivered items, and

(3)	delivery of any undelivered item is considered probable and substantially in our control.

2.	We note in your disclosure on page 15 that you sell casino management systems that connect gaming machines under a single accounting, marketing and customer management system and reinforcement of security. We also note on page 41 that you earn maintenance fees on an ongoing basis after installation. Based on these disclosures, it appears that you sell these systems with multiple elements (i.e. installation, post-contract support, etc.). Clarify your revenue recognition policy for casino management system arrangements that include multiple elements. In this regard, for arrangements that include multiple elements, tell us the method used to allocate revenue to each element in the arrangement including the appropriate accounting literature relied on.

Response:

We are obligated to deliver and install hardware and software under the casino management system contracts. We do not offer hardware, software and installation separately and do not have a history of selling these elements separately. In consideration of the guidance in EITF 03-05, we have concluded that software is essential to the functionality of the hardware and that the hardware is considered software-related and therefore each of the elements to the arrangements are included within the scope of SOP 97-2. Revenue from sales of casino management systems is recognized only when installation is completed and accepted by the customers because uncertainty exists about the customer acceptance of the multiple elements after hardware and software deliveries. Concurrently with the sale of the system hardware and software, we enter into separate contracts for maintenance services which generally last for one year. As such maintenance services essentially represent on-call trouble shooting and merely incidental to the sale of the system hardware and software, we have concluded that they are a separate unit of accounting and the related revenue is recognized ratably over the contract period. As maintenance contracts contain renewal rates stipulated in the contracts, such renewal rates are considered VSOE fair value for the undelivered element.

3.	We also note on page 19 that you provide post-sale service for software and hardware for amusement arcade games. Clarify what is included in your post-sale services and similar to the comment above clarify your revenue recognition policy for arrangements that include the sale of your software and hardware with post-sale service including the basis for allocating revenue to each element.

Response:

Post-sale service represents online service networking for the same game equipment in amusement arcades nationwide to allow players to interact with other players. As amusement arcade game equipment (hardware) has value to customers on a stand-alone basis and the online networking service is not essential to the functionality of the hardware, such service is purely an unrelated optional service. Accordingly, amusement arcade games and the online networking service are sold separately. The online networking service is recognized as revenue ratably over the contractual period that online service is used by the arcade operator. We do not offer any other post-sale services such as maintenance.

4.	Additionally, tell us how you considered the guidance in EITF 03-05 in determining whether the hardware should be considered software-related. Specifically address whether the non-software deliverables have substantive functionality without the software, the software and non-software deliverables are always sold as a package or solution and the payment for non-software deliverables is contingent upon delivery/completion of the software deliverable.

Response:

As indicated in our response to question 2, we determined the hardware is considered software-related regarding the casino management system under the guidance in EITF 03-05. The software and non-software deliverables are always sold as a package and the revenue is recognized only upon installation and acceptance by the customer.

5.	We note on page 43 that you develop software that is incorporated and sold together with LCDs for pachinko machines and that you introduce between five and ten new pachinko software installed in LCDs each year. Clarify whether you provide post-contract support for such software including whether you provide specified or unspecified updates and enhancements to existing customers when new pachinko software is available. If you do provide post-contract support for such software, similar to the previous comments, clarify your revenue recognition policy for arrangements that include the sale of your software and hardware with post-contract support including the basis for allocating revenue to each element.

Response:

We do not provide any post-contract support for LCD software. The transaction is complete when the LCDs are sold with specific software installed and the revenue is recognized when they are delivered to and accepted by the customers. Once LCDs are sold, we do not provide any software updates to the customers.

6.	We note on page 14 that you enter into lease participation agreements under which you share in the revenues generated by gaming machines. Clarify whether you recognize revenue under these revenue sharing arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

Response:

We recognize revenue from the profit share agreements on a net basis because our sole responsibility in the agreements is leasing gaming equipment to casinos and the casino operators are the primary obligors for the gaming businesses. We earn a fixed dollar amount per equipment and the credit risks reside with the casino operators. Therefore, in consideration of various indicators of net revenue reporting stipulated in paragraphs 15 to 17 in EITF 99-19, which include, in addition to the factors noted above, the facts that we do not have latitude in determining the gaming machine locations on the casino floors which affect the profitability of the machines, the operators are responsible for damage or loss of the machines, and we do not make any alterations or upgrades to the machines once they are delivered, we conclude that reporting the revenue on a net basis is appropriate.

7.	We note on page 11 that you include online capability features in certain of your games that permit users to play against one another on the Internet. We also note on page 20 that as it relates to these online games, you maintain and operate online servers. Tell us whether these online capability features for all of your games are being hosted on your internal servers or third party servers and tell us how you are recognizing revenues related to these on-line services including the accounting guidance you considered in recording revenue. Additionally, tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles.

Response:

Our online services are all maintained and operated by our internal servers. We recognize revenues based on the fixed per unit price for each game accessed, as tracked on the system reports from these servers in which game contents are housed.

8.	We also note in the gaming industry that some manufacturers include the ability to download additional content including product features and software updates as well as static and in-game advertising. Tell us whether you are providing in-game advertising and downloadable content in your games and if so, clarify your revenue recognition policy for each. As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade.

Response:

We do not provide any in-game advertising nor downloadable contents.

(n) Software Development Costs, page F-15

9.	We note that you begin to expense capitalized software costs upon release of the product through cost of revenues or they are written-off when they are deemed unrecoverable. Clarify your amortization method as it relates to such capitalized software costs for each product and how it complies with paragraph 8 of SFAS 86.

Response:

We believe our amortization method is in accordance with paragraph 8 of SFAS86. Capitalized software costs are amortized on a product-by-product basis starting from the month in which the software title products are released to the market. The amortization is computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. As our game software products are mostly of a hit nature, a majority of the sales in the month of release and the shipments seldom continue beyond several months. Therefore, the amortization periods would never exceed an annual period for any title. We closely monitor performance of each title in the market and write-off capitalized costs for a product deemed unrecoverable based on the latest market analysis. We perform such analysis at least quarterly and whenever events or circumstances require.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi [fax: 03-5412-3311] or Junicihi Motobayashi [fax: 03-5412-3315 e-mail address:mj.01434@konami.com].

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation